September 3, 2015

Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:     Cubic Corporation File No. 001-08931

SEC comment letter dated August 5, 2015

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed November 26, 2014 (Form 10-K)

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Filed May 18, 2015 (Form 10-Q)

Dear Mr. Cascio:

Reference is made to the letter dated August 26, 2015 submitted to the staff of the U.S. Securities and Exchange Commission (the Staff) on behalf of Cubic Corporation (the Company) by Latham & Watkins LLP (the Response Letter), responding to comments of the Staff set forth in its letter dated August 5, 2015, relating to the above-referenced Form 10-K and Form 10-Q.  In connection with the Response Letter, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 505-2226.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ James R. Edwards
James R. Edwards
Senior Vice President, General Counsel & Secretary

cc:        Scott N. Wolfe, Latham & Watkins LLP

9333 Balboa Avenue, San Diego, CA 92123 • P.O. Box 85587, San Diego, CA 92186-5587

858-277-6780 • Fax 858-277-1876

www.cubic.com • NYSE: CUB